SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 21, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

Enclosures:

Nokia stock exchange release dated October 21, 2010: Nokia reports Q3 2010 net sales of EUR 10.3 billion, with non-IFRS EPS of EUR 0.14

INTERIM REPORT October 21, 2010 at 13:00 (CET+1)

Nokia reports Q3 2010 net sales of EUR 10.3 billion, with non-IFRS EPS of EUR 0.14

•                  Mobile device ASP up EUR 4 from Q2 2010

•                  Mobile device volumes and margins constrained by component availability

	Non-IFRS third quarter 2010 results(1),(2)
(EUR million)	Q3/2010	Q3/2009	YoY Change	Q2/2010	QoQ Change
Net sales	10 271	9 810	5%	10 005	3%
Devices & Services	7 174	6 915	4%	6 800	6%
NAVTEQ	252	166	52%	253	0%
Nokia Siemens Networks	2 943	2 760	7%	3 039	-3%

Operating profit	634	741	-14%	660	-4%
Devices & Services	750	787	-5%	647	16%
NAVTEQ	74	43	72%	50	48%
Nokia Siemens Networks	-116	-53		51

Operating margin	6.2%	7.6%		6.6%
Devices & Services	10.5%	11.4%		9.5%
NAVTEQ	29.4%	25.9%		19.8%
Nokia Siemens Networks	-3.9%	-1.9%		1.7%

EPS, EUR Diluted	0.14	0.17	-18%	0.11	27%

	Reported third quarter 2010 results(2)
(EUR million)	Q3/2010	Q3/2009	YoY Change	Q2/2010	QoQ Change
Net sales	10 270	9 810	5%	10 003	3%
Devices & Services	7 173	6 915	4%	6 799	6%
NAVTEQ	252	166	52%	252	0%
Nokia Siemens Networks	2 943	2 760	7%	3 039	-3%

Operating profit	403	-426		295	37%
Devices & Services	807	785	3%	643	26%
NAVTEQ	-48	-68		-81
Nokia Siemens Networks	-282	-1 107		-179

Operating margin	3.9%	-4.3%		2.9%
Devices & Services	11.3%	11.4%		9.5%
NAVTEQ	-19.0%	-41.0%		-32.1%
Nokia Siemens Networks	-9.6%	-40.1%		-5.9%

EPS, EUR Diluted	0.14	-0.15		0.06	133%

Note 1 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in this press release on pages 3, 15-17 and 19.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. A reconciliation of the non-IFRS results to our reported results for Q3 2010 and Q3 2009 can be found in the tables on pages 12-13 and 15-19 of this press release. A reconciliation of our Q2 2010 non-IFRS results can be found on pages 11-12 and 14-18 of our Q2 2010 Interim Report of July 22, 2010.

Note 2: Nokia reported net sales were EUR 29 795 million and earnings per share (diluted) were EUR 0.30 for the period from January 1 to September 30, 2010. Further information about the results for the period from January 1 to September 30, 2010 can be found in this press release on pages 11, 13 and 20-23.

THIRD QUARTER 2010 HIGHLIGHTS

•                  Nokia net sales of EUR 10.3 billion, up 5% year-on-year and 3% sequentially (down 2% and up 1% at constant currency).

•                  Devices & Services net sales of EUR 7.2 billion, up 4% year-on-year and 6% sequentially (down 5% and up 2% at constant currency).

•                  Services net sales of EUR 159 million, up 7% year-on-year and 1% sequentially; billings of EUR 325 million, up 89% year-on-year and 10% sequentially.

•                  Nokia total mobile device volumes of 110.4 million units, up 2% year-on-year and down 1% sequentially.

•                  Nokia converged mobile device (smartphone and mobile computer) volumes of 26.5 million units, up 61% year-on-year and 10% sequentially.

•                  Nokia mobile device ASP (including services revenue) of EUR 65, up from EUR 64 in Q3 2009 and EUR 61 in Q2 2010.

•                  Devices & Services gross margin of 29.0%, down from 30.9% in Q3 2009 and 30.2% in Q2 2010.

•                  Devices & Services non-IFRS operating margin of 10.5%, down from 11.4% in Q3 2009 and up from 9.5% in Q2 2010.

•                  NAVTEQ non-IFRS net sales of EUR 252 million, up 52% year-on-year and flat sequentially (up 47% and down 2% at constant currency).

•                  Nokia Siemens Networks net sales of EUR 2.9 billion, up 7% year-on-year and down 3% sequentially (flat and down 4% at constant currency).

•                  Nokia Siemens Networks non-IFRS operating margin of -3.9%, down from -1.9% in Q3 2009 and 1.7% in Q2 2010.

•                  Nokia operating cash flow of EUR 439 million, and cash generated from operations EUR 1 206 million.

•                  Total cash and other liquid assets of EUR 10.2 billion and net cash and other liquid assets of EUR 4.4 billion, at the end of Q3 2010.

•                  Nokia taxes continued to be unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. In Q3 2010, this was more than offset by lower Devices & Services taxes due to dividend withholding tax legislation changes in certain jurisdictions with a one-quarter impact. If Nokia’s estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 1.5 Euro cents lower.

STEPHEN ELOP, NOKIA CEO:

“In the five weeks since joining Nokia, I have found a company with many great strengths and a history of achievement that are second to none in the industry. And yet our company faces a remarkably disruptive time in the industry, with recent results demonstrating that we must reassess our role in and our approach to this industry.

Some of our most recent product launches illustrate that we have the talent, the capacity to innovate, and the resources necessary to lead through this period of disruption. We will make both the strategic and operational improvements necessary to ensure that we continue to delight our customers and deliver superior financial results to our shareholders.”

INDUSTRY AND NOKIA OUTLOOK

•                  Nokia expects Devices & Services net sales to be between EUR 8.2 billion and EUR 8.7 billion in the fourth quarter 2010.

•                  Nokia expects its non-IFRS operating margin in Devices & Services to be between 10% and 12% in the fourth quarter 2010.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks’ net sales to be between EUR 3.4 billion and EUR 3.8 billion in the fourth quarter 2010.

•                  Nokia and Nokia Siemens Networks expect the non-IFRS operating margin in Nokia Siemens Networks to be between 2% and 5% in the fourth quarter 2010.

•                  Nokia now expects industry mobile device volumes to be up more than 10% in 2010, compared to 2009 (based on its revised definition of the industry mobile device market applicable beginning in 2010). Nokia previously expected industry mobile device volumes to be up approximately 10% in 2010, compared to 2009.

•                  Nokia now expects its mobile device volume market share to be slightly down in 2010, compared to 2009. Nokia earlier targeted its mobile device volume market share to be flat in 2010, compared to 2009.

•                  Nokia continues to expect its mobile device value market share to be slightly lower in 2010, compared to 2009.

•                  Nokia continues to expect non-IFRS operating expenses in Devices & Services of approximately EUR 5.7 billion in 2010.

•                  Nokia continues to expect Devices & Services non-IFRS operating margin of 10% to 11% in 2010.

•                  Nokia and Nokia Siemens Networks continue to expect a flat market in Euro terms for the mobile and fixed infrastructure and related services market in 2010, compared to 2009.

•                  Nokia and Nokia Siemens Networks continue to expect Nokia Siemens Networks to maintain its market share in 2010.

•                  Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks to reduce its non-IFRS annualized operating expenses and production overheads by EUR 500 million by the end of 2011, compared to the end of 2009.

•                  Nokia and Nokia Siemens Networks continue to expect Nokia Siemens Networks non-IFRS operating margin of breakeven to 2% in 2010.

THIRD QUARTER 2010 FINANCIAL HIGHLIGHTS

(Comparisons are given to the third quarter 2009 results, unless otherwise indicated.)

The non-IFRS results exclusions

Q3 2010 — EUR 231 million (net) consisting of:

•                  EUR 61 million prior years-related refund of customs duties

•                  EUR 49 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 117 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 122 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 4 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra, MetaCarta and Motally in Devices & Services

Q3 2010 taxes — EUR 127 million prior years-related non-cash benefit from Q3 2010 changes in dividend withholding tax legislation in certain jurisdictions with retroactive effects

Q2 2010 — EUR 365 million consisting of:

•                  EUR 114 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 131 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 4 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and MetaCarta in Devices & Services

Q3 2009 — EUR 1 167 million consisting of:

•                  EUR 908 million impairment of goodwill in Nokia Siemens Networks

•                  EUR 29 million restructuring charge and other one-time items in Nokia Siemens Networks

•                  EUR 117 million of intangible assets amortization and other purchase price related items arising from the formation of Nokia Siemens Networks

•                  EUR 111 million of intangible assets amortization and other purchase price related items arising from the acquisition of NAVTEQ

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services

Q3 2009 taxes — EUR 432 million valuation allowance for Nokia Siemens Networks deferred tax assets impacting Nokia taxes

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

Nokia’s third quarter 2010 net sales increased 5% to EUR 10.3 billion, compared with EUR 9.8 billion in the third quarter 2009, and increased 3% compared with EUR 10.0 billion in the second quarter 2010. At constant currency, group net sales would have decreased 2% year-on-year and increased 1% sequentially.

The following chart sets out the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

THIRD QUARTER 2010 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	5%	3%
Group net sales - constant currency(1)	-2%	1%

Devices & Services net sales — reported	4%	6%
Devices & Services net sales - constant currency(1)	-5%	2%

NAVTEQ net sales — reported	52%	0%
NAVTEQ net sales - constant currency(1)	47%	-2%

Nokia Siemens Networks net sales — reported	7%	-3%
Nokia Siemens Networks net sales - constant currency(1)	0%	-4%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s third quarter 2010 reported operating profit increased to EUR 403 million, compared with an operating loss of EUR 426 million in the third quarter 2009 and an operating profit of EUR 295 million in the second quarter 2010. Nokia’s third quarter 2010 reported operating margin was 3.9%, compared with -4.3% in the third quarter 2009 and 2.9% in the second quarter 2010. Nokia’s third quarter 2010 non-IFRS operating profit decreased to EUR 634 million, compared with EUR 741 million in the third quarter 2009 and EUR 660 million in the second quarter 2010. Nokia’s third quarter 2010 non-IFRS operating margin was 6.2%, compared with 7.6% in the third quarter 2009 and 6.6% in the second quarter 2010. The year-on-year decrease in Nokia’s non-IFRS operating margin resulted from a decline in Devices & Services and Nokia Siemens Networks’ non-IFRS operating margins that were only partially offset by an increase in NAVTEQ’s non-IFRS operating margin. Sequentially, the decline in Nokia Siemens Networks’ non-IFRS operating margin was largely offset by increases in Devices & Services and NAVTEQ’s non-IFRS operating margins.

The following chart sets out Nokia Group’s cash flow (for the periods indicated) and financial position (at the end of the periods indicated), as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

(EUR million)	Q3/2010	Q3/2009	YoY Change	Q2/2010	QoQ Change
Operating cash flow(1)	439	720	-39%	944	-53%
Cash generated from operations	1 206	1 052	15%	1 432	-16%
Total cash and other liquid assets	10 235	7 432	38%	9 463	8%
Net cash and other liquid assets(2)	4 375	2 133	105%	4 088	7%
Net debt-equity ratio (gearing)	-29%	-15%		-27%

Note 1: Net cash from operating activities.

Note 2: Total cash other liquid assets minus interest-bearing liabilities.

In the third quarter 2010, cash generated from operations increased on a year-on-year basis due to net working capital improvements.  Sequentially we benefited to a lesser extent than in the second quarter of 2010 from decreases in net working capital, and this resulted in a sequential decline in cash generated from operations. In addition to the aforementioned impacts, in the third quarter 2010 we experienced cash outflows related to foreign exchange hedging activities, both operative as well as balance sheet, and this led to year-on-year and sequential declines in operating cash flow. Both total as well as net cash and other liquid assets increased in the third quarter 2010 as a result of positive overall cash generation.

Devices & Services

Net Sales. The following chart sets out our Devices & Services net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES NET SALES BY CATEGORY

(EUR million)	Q3/2010	Q3/2009	YoY Change	Q2/2010	QoQ Change
Mobile phones(1)	3 560	3 790	-6%	3 369	6%
Converged mobile devices(2)	3 613	3 125	16%	3 429	5%
Total	7 173	6 915	4%	6 799	6%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

The following chart sets out Devices & Services net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

(EUR million)	Q3/2010	Q3/2009	YoY Change	Q2/2010	QoQ Change
Europe	2 289	2 443	-6%	2 173	5%
Middle East & Africa	930	963	-3%	934	0%
Greater China	1 654	1 400	18%	1 373	20%
Asia-Pacific	1 504	1 470	2%	1 543	-3%
North America	226	198	14%	223	1%
Latin America	570	441	29%	553	3%
Total	7 173	6 915	4%	6 799	6%

The year-on-year 4% net sales increase resulted primarily from higher ASPs and device volumes in most regions. Sequentially, the 6% net sales increase was primarily driven by higher ASPs. Net sales in the third quarter 2010 were negatively impacted by industry-wide shortages of certain components, particularly in the low end of the market where Nokia’s position is strong, and we expect this situation to continue through the fourth quarter 2010 and into 2011. At constant currency, Devices & Services net sales would have decreased 5% year-on-year and increased 2% sequentially.

Of our total Devices & Services net sales, services contributed EUR 159 million in the third quarter 2010, compared with EUR 148 million in the third quarter 2009 and EUR 158 million in the second quarter 2010. Services billings in the third quarter 2010 were EUR 325 million, compared with EUR 172 million in the third quarter 2009 and EUR 295 million in the second quarter 2010.

Volume and Market Share. The following chart sets out our Devices & Services volumes for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY CATEGORY

(million units)	Q3/2010	Q3/2009	YoY Change	Q2/2010	QoQ Change
Mobile phones(1)	83.9	92.1	-9%	87.1	-4%
Converged mobile devices(2)	26.5	16.4	61%	24.0	10%
Total	110.4	108.5	2%	111.1	-1%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

In the third quarter 2010, the overall industry mobile device volumes were 364 million units based on Nokia’s preliminary estimate, representing an increase of 14% year-on-year and 8% sequentially. Nokia’s preliminary estimated mobile device market share was 30% in the third quarter 2010, down from an estimated 34% in the third quarter 2009 and an estimated 33% in the second quarter 2010 (based on Nokia’s revised definition of the industry mobile device market share applicable beginning in 2010 and applied retrospectively to 2009 for comparative purposes only).

Of the total industry mobile device volumes, converged mobile device industry volumes in the third quarter 2010 increased to 70.4 million units, based on Nokia’s preliminary estimate, representing an increase of 57% year-on-year and

19% sequentially. Nokia’s preliminary estimated share of the converged mobile device market was 38% in the third quarter 2010, compared with an estimated 37% in the third quarter 2009 and an estimated 41% in the second quarter 2010.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

(million units)	Q3/2010	Q3/2009	YoY Change	Q2/2010	QoQ Change
Europe	29.2	27.1	8%	26.1	12%
Middle East & Africa	18.4	19.6	-6%	21.0	-12%
Greater China	20.2	18.5	9%	19.3	5%
Asia-Pacific	27.8	30.5	-9%	30.8	-10%
North America	3.2	3.1	3%	2.6	23%
Latin America	11.6	9.7	20%	11.2	4%
Total	110.4	108.5	2%	111.1	-1%

An overall improved demand environment primarily contributed to Nokia’s 2% year-on-year increase in global mobile device volumes during the third quarter 2010. However, this was largely offset by the impact of industry-wide shortages of certain components, particularly in the low end of the market where Nokia’s position is strong, during the third quarter 2010. On a sequential basis, Nokia’s 1% decrease in global mobile device volumes was primarily due to these industry-wide component shortages.

Average Selling Price. The following chart sets out our Devices & Services ASP for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES AVERAGE SELLING PRICE BY CATEGORY

(EUR)	Q3/2010	Q3/2009	YoY Change	Q2/2010	QoQ Change
Mobile phones(1)	42	41	3%	39	10%
Converged mobile devices(2)	136	190	-28%	143	-4%
Total	65	64	2%	61	6%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

The year-on-year 2% increase in our ASP was primarily due to converged mobile devices representing a greater proportion of our overall mobile device volumes and the appreciation of certain currencies against the Euro, offset to some extent by general price erosion and a higher proportion of lower-priced converged mobile device sales. On a sequential basis, the 6% increase in our ASP was primarily driven by converged mobile devices representing a greater proportion of our overall mobile device volumes and the appreciation of certain currencies against the Euro, offset to some extent by general price erosion. The 28% year-on-year and 4% sequential declines in our converged mobile devices ASPs were mainly driven by an increase in the proportion of lower-priced converged mobile devices sales consistent with our strategy to reach wider groups of consumers with our smartphones, as well as price pressure in certain high-end smartphones.

Profitability. Devices & Services gross profit (reported and non-IFRS) decreased 3% to EUR 2.1 billion, compared with EUR 2.1 billion in the third quarter 2009, and increased 1% compared to EUR 2.1 billion in the second quarter 2010. The gross margin (reported and non-IFRS) was 29.0% in the third quarter 2010, compared with 30.9% in the third quarter 2009 and 30.2% in the second quarter 2010. The year-on-year and sequential gross margin declines were primarily due to material cost erosion being less — driven by both industry-wide shortages of certain components and the appreciation of certain currencies against the Euro — than general product price erosion. Year-on-year, the gross margin decline was offset to some extent by a more favorable one-quarter foreign exchange hedging impact, converged mobile devices representing a greater proportion of our overall mobile device volumes and a positive 80 basis point one-quarter royalty income impact. Sequentially, the gross margin decline was offset to some extent by converged mobile devices representing a greater proportion of our overall mobile device volumes and a positive 80 basis point one-quarter royalty income impact. Nokia sees shortages of certain components impacting our business through the fourth quarter 2010 and into 2011.

Devices & Services reported operating profit increased 3% to EUR 807 million, compared with EUR 785 million in the third quarter 2009, and increased 26% compared with EUR 643 million in the second quarter 2010. The reported operating margin was 11.3% in the third quarter 2010, compared with 11.4% in the third quarter 2009 and 9.5% in the second quarter 2010. Devices & Services non-IFRS operating profit decreased 5% to EUR 750 million compared with EUR 787 million in the third quarter 2009, and increased 16% compared with EUR 647 million in the second quarter 2010. The non-IFRS operating margin was 10.5% in the third quarter 2010, compared with 11.4% in the third quarter 2009 and 9.5% in the second quarter 2010. The year-on-year decrease in non-IFRS operating profit was driven primarily by the lower gross margin. Sequentially, the increase in non-IFRS operating profit was primarily due to higher net sales and lower operating expenses, offset to some extent by the lower gross margin.

NAVTEQ

Net Sales. Third quarter 2010 NAVTEQ reported net sales increased 52% year-on-year to EUR 252 million, compared with EUR 166 million in the third quarter 2009, and were unchanged sequentially. The year-on-year increase in reported net sales was primarily driven by improved sales of map licenses to mobile device customers as well as improved demand and higher navigation uptake rates in the automotive industry. Sequentially, the positive impact of sales of map licenses to mobile device customers on NAVTEQ’s net sales was offset by lower sales from other segments. At constant currency, NAVTEQ net sales would have increased 47% year-on-year and increased 2% sequentially.

Profitability. In the third quarter 2010, NAVTEQ’s gross profit (reported and non-IFRS) increased to EUR 213 million, compared with EUR 146 million in the third quarter 2009. Year-on-year, the gross margin (reported and non-IFRS) declined to 84.5%, compared to 88.0%. NAVTEQ’s reported gross profit was EUR 205 million in the second quarter 2010, with a gross margin of 81.3%. Non-IFRS gross profit was EUR 206 million in the second quarter 2010 with a non-IFRS gross margin of 81.4%.

In the third quarter 2010, NAVTEQ’s reported operating loss decreased to EUR 48 million, compared with a EUR 68 million loss in the third quarter 2009 and a EUR 81 million loss in the second quarter 2010. The reported operating margin was -19.0% in the third quarter 2010, compared -41.0% in the third quarter 2009 and -32.1% in the second quarter 2010. NAVTEQ’s non-IFRS operating profit was EUR 74 million, compared with EUR 43 million in the third quarter 2009 and EUR 50 million in the second quarter 2010.  The non-IFRS operating margin was 29.4% in the third quarter 2010, compared with 25.9% in the third quarter 2009 and 19.8% in the second quarter 2010. The year-on-year increase in NAVTEQ’s non-IFRS operating margin was primarily due to higher net sales, offset to some extent by a lower gross margin and higher operating expenses. The sequential increase in NAVTEQ’s non-IFRS operating margin was primarily due to the higher gross margin, as well as lower operating expenses.

Nokia Siemens Networks

Net Sales. The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

(EUR million)	Q3/2010	Q3/2009	YoY Change	Q2/2010	QoQ Change
Europe	1 070	1 061	1%	1 136	-6%
Middle East & Africa	331	387	-14%	400	-17%
Greater China	311	335	-7%	357	-13%
Asia-Pacific	711	567	25%	594	20%
North America	175	127	38%	181	-3%
Latin America	345	282	22%	371	-7%
Total	2 943	2 760	7%	3 039	-3%

The year-on-year 7% increase in net sales was primarily driven by increased sales of 3G network infrastructure as well as network planning and optimization services and network operations activities. The sequential 3% decline in net sales was primarily driven by a seasonally weaker infrastructure market. Net sales in the third quarter 2010 benefited from some improvement in overall component availability, as well as an improvement in the industry-wide issue related to security clearances in India which was preventing the completion of product sales to customers, compared to the second quarter 2010. Of total Nokia Siemens Networks net sales, services contributed EUR 1.4 billion in the third quarter 2010, compared with EUR 1.3 billion in the third quarter 2009 and EUR 1.4 billion in the second quarter 2010.

Profitability. Nokia Siemens Networks reported gross profit decreased 10% to EUR 702 million compared with EUR 778 million in the third quarter 2009, and decreased 19% compared with EUR 869 million in the second quarter 2010.  The reported gross margin was 23.9% in the third quarter 2010, compared with 28.2% in the third quarter 2009 and 28.6% in the second quarter 2010. Nokia Siemens Networks non-IFRS gross profit in the third quarter 2010 decreased 8% to EUR 733 million compared with EUR 794 million in the third quarter 2009, and decreased 22% compared with EUR 937 million in the second quarter 2010. The non-IFRS gross margin was 24.9% in the third quarter 2010, compared with 28.8% in the third quarter 2009 and 30.8% in the second quarter 2010.  The lower year-on-year and sequential non-IFRS gross margins in the third quarter 2010 were primarily due to a higher portion of lower-margin products in the business mix, the continued component shortages that impacted deliveries into certain higher margin markets and certain one-quarter items, some of the impact coming through very late during the quarter.

Nokia Siemens Networks third quarter 2010 reported operating loss was EUR 282 million, compared with a reported operating loss of EUR 1 107 million in the third quarter 2009 and a reported operating loss of EUR 179 million in the second quarter 2010. The reported operating margin was -9.6% in the third quarter 2010, compared with -40.1% in the third quarter 2009 and -5.9% in the second quarter 2010. Nokia Siemens Networks non-IFRS operating loss was EUR 116 million in the third quarter 2010, compared with a non-IFRS operating loss of EUR 53 million in the third quarter 2009 and a non-IFRS operating profit of EUR 51 million in the second quarter 2010.  The non-IFRS operating margin was -3.9% in the third quarter 2010, compared with -1.9% in the third quarter 2009 and 1.7% in the second quarter 2010. The year-on-year and sequential declines in Nokia Siemens Networks non-IFRS operating results were primarily due to the lower gross margin in the third quarter 2010. The year-on-year decline was offset to some extent by higher net sales and lower operating expenses in the third quarter 2010.

CEO CHANGE

•       Nokia Board of Directors appointed Stephen Elop as President and Chief Executive Officer of Nokia as of September 21, 2010. Mr Elop replaced Olli-Pekka Kallasvuo, who left the position of President and Chief Executive Officer on September 20, 2010, and his position on Nokia Board of Directors on September 10, 2010.

Q3 2010 OPERATING HIGHLIGHTS

Devices & Services

•       Nokia started shipments of the Nokia N8, the first Nokia smartphone based on the next-generation Symbian software that is targeted to offer a clearly improved user experience, a higher standard of quality, and competitive value to consumers. The Nokia N8 also offers industry-leading imaging, video and entertainment capabilities.

•       Nokia announced three new smartphones based on the new Symbian software: The Nokia C7, a sleek, full-touch smartphone crafted from stainless steel and glass that is designed to appeal especially to social networkers; The new Nokia C6, a smaller, full-touch smartphone that features Nokia ClearBlack technology for improved outdoor visibility; and the Nokia E7, a business smartphone equipped with a full keyboard and 4-inch touchscreen display also featuring Nokia ClearBlack technology. Shipments of the Nokia C7 have started since the end of the quarter.

•       Nokia announced and started shipments of the Nokia X3 Touch & Type, an affordable mobile phone with a unique combination of a touch screen and traditional phone keypad that is ideal for one-handed use. The Nokia X3 Touch & Type is one of Nokia’s thinnest mobile phones, has a brushed aluminum finish, is equipped with a 5 megapixel camera and comes with quad-band for voice calling as well as 3G, HSPA and WiFi connectivity for data. During the quarter, Nokia also announced the Nokia C3 Touch & Type, a stainless steel device which also combines the touch screen and traditional phone keypad and is equipped with a similar set of features.

•       Nokia started shipments of the Nokia E5, an affordable messaging-optimized smartphone that builds on the success of the Nokia E71 and Nokia E72.

•       Nokia continued to build the various elements of, and attract consumers to, Ovi. Highlights for the quarter included the following:

•      Nokia launched a renewed Ovi Store, which debuted on the Nokia N8 and is coming to our other smartphones based on the new Symbian software. The new Ovi Store includes an improved consumer user experience, including a redesigned look and feel and faster performance as well as enhancements to the way content is displayed and discovered. The Store has continued to attract new users since the end of the quarter and is now attracting more than 2.7 million downloads a day, compared with more than 1.7 million a day reported in July 2010. Nokia has also made improvements for developers, including new development tools and benefits such as free Java and Symbian signing, in-app purchase and beta in-app advertising programs, improved revenue share for operator billing and advanced developer analytics.

•      The growing popularity of the Ovi experience has meant that, by the end of the quarter, 70 developers and publishers had surpassed the million download mark for their content in the Ovi Store.

•      Nokia began and completed the migration of its Nokia Music Store and Comes With Music digital music services to the new Ovi Music platform, which is designed to deliver an enhanced mobile and PC music download experience for new and existing users. The Ovi Music platform brings DRM-free music, improved search, a more attractive user interface, common Ovi branding and numerous user experience enhancements, including over-the-air one-click album downloads.

•      Nokia continued the expansion of Ovi Maps around the world and the integration of more new features. Walk and drive navigation is now available in 78 countries and 46 languages and includes public transit details in more than 80 cities, and features such as check-in that supports location as the new social connector. The total length of all the journeys navigated by Ovi Maps users doubled during the third quarter 2010, when compared with the second quarter 2010. In total, people drive more than 2.5 million km a day with Ovi Maps.

•      With its agricultural, educational and entertainment services, Ovi Life Tools continued to attract more subscribers in China, India and Indonesia. The service now has more than 6 million active users.

•      Nokia’s Ovi Mail and Ovi Chat services surpassed more than 17 million accounts.

•       Nokia acquired Motally Inc., whose mobile analytics service enables developers and publishers to optimize the development of their mobile applications through increased understanding of how users engage. The service offering is planned to be adapted for Qt, Symbian, MeeGo and Java developers.

•       Nokia and Renesas Electronics Corporation, a leading supplier of advanced semiconductor solutions, announced that they are deepening their collaboration by forming a strategic business alliance to develop modem technologies for HSPA+/LTE (Evolved High-Speed Packet Access / Long-Term Evolution) and its evolution. As part of the alliance, the companies entered into an agreement whereby Renesas Electronics is to acquire Nokia’s wireless modem business for approximately USD 200 million. The transaction is subject to regulatory approvals and other customary closing conditions, and is estimated to take place during the fourth quarter 2010.

•       Nokia divested Metacarta’s enterprise business to Qbase Holdings LLC. MetaCarta’s enterprise business became part of Nokia following its acquisition of MetaCarta Inc. in April 2010 — an acquisition Nokia made in order to obtain Metacarta’s geographic intelligence technology and expertise.

•       Nokia and Intuit Inc. announced an alliance to develop and deliver an innovative new mobile and web based marketing service for small businesses around the world. The first market launch of the service is expected in the fourth quarter of 2010.

•       Nokia was chosen as the world’s most sustainable technology company, according to the Dow Jones Sustainability Indexes Review 2010. Nokia was chosen as “Technology Supersector Leader” making it number one across the entire global technology sector for the second successive year.

•       Nokia was ranked number one in The Economic Times-Brand Equity’s annual ‘Most Trusted Brands’ survey for 2010 in India. Nokia has now been ranked as the most trusted brand in India for three consecutive years.

NAVTEQ

•      NAVTEQ launched Natural Guidance, a product to enable guidance in a human manner through the use of descriptive reference cues.

•      NAVTEQ announced the availability of NAVTEQ Voice in Argentina and Brazil.

•      NAVTEQ announced the availability of NAVTEQ Traffic in Brazil, as well as a 400% increase in coverage for NAVTEQ Traffic in France.

•      NAVTEQ announced expanded coverage in the Caribbean Islands and Central America (Costa Rica, Dominican Republic, El Salvador, Jamaica and Panama) and the first NAVTEQ Map of Colombia.

•      NAVTEQ launched a private beta program for next-generation street level imagery allowing customers to preview NAVTEQ JourneyView.

Nokia Siemens Networks

•                  Nokia Siemens Networks announced that it had signed an agreement to acquire the majority of the wireless network infrastructure assets of Motorola, Inc. for USD 1.2 billion in cash. The companies expect to complete closing activities by the end of 2010, subject to customary closing conditions including regulatory approvals.

•                  Nokia Siemens Networks signed an agreement with LightSquared in the US for a contract worth more than USD 7 billion over 8 years that includes network design, equipment manufacturing and installation, and network operations and maintenance for a 4G-LTE network.

•                  Nokia Siemens Networks continued to make significant progress in 4G-LTE, deploying equipment for a live 4G-LTE commercial network for TeliaSonera Sweden in Gothenburg; Nokia Siemens Networks successfully trialed 4G-LTE mobile technology with Optus in Australia and with MegaFon in Russia. Other operators who selected Nokia Siemens Network 4G-LTE solutions for trial included Telefonica O2, Germany and Telecom Italia.

•                  Tata Teleservices and Bharti Airtel selected Nokia Siemens Networks to provide network equipment and related services for 3G networks in India. The company also signed a five-year deal with Telekom Austria Group to replace and modernize its radio networks in Austria, Liechtenstein and Slovenia and to deploy 3G services in Serbia and Belarus.

•                  Nokia Siemens Networks announced it would expand its global delivery model for Managed Services by opening a Global Network Operations Center in Russia.

•                  Marking a critical step forward to 400G optical data transport networks, Nokia Siemens Networks succeeded in transmitting data at a speed of 200 Gigabit per second (200G) over standard optical fiber. The company was also the first in the industry to migrate 100 customers from legacy mobile backhaul technology to IP/Ethernet.

•                  Nokia Siemens Networks continued to gain traction in the IPTV market, extending a service contract with KPN to bring new television viewing experiences to its subscriber base and is to deploy its Ubiquity Multiscreen TV Platform for Belgacom, allowing subscribers to access content at any time across multiple devices.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: www.nokia.com/press, www.navteq.com/about/press.html, www.nokiasiemensnetworks.com/press

NOKIA IN THE THIRD QUARTER 2010

(The following discussion is of Nokia’s reported results. Comparisons are given to the third quarter 2009 results, unless otherwise indicated.)

Nokia’s net sales increased 5% to EUR 10 270 million (EUR 9 810 million). Net sales of Devices & Services increased 4% to EUR 7 173 million (EUR 6 915 million). Net sales of NAVTEQ increased 52% to EUR 252 million (EUR 166 million). Net sales of Nokia Siemens Networks increased 7% to EUR 2 943 million (EUR 2 760 million).

Operating profit increased to EUR 403 million (operating loss of EUR 426 million), representing an operating margin of 3.9% (-4.3%). Operating profit in Devices & Services increased 3% to EUR 807 million (EUR 785 million), representing an operating margin of 11.3% (11.4%). Operating loss in NAVTEQ was EUR 48 million (operating loss of EUR 68 million), representing an operating margin of -19.0% (-41.0%). Operating loss in Nokia Siemens Networks was EUR 282 million (operating loss EUR 1 107 million), representing an operating margin of -9.6% (-40.1%). Group Common Functions expense totaled EUR 18 million (EUR 36 million).

In the period from July to September 2010, net financial expense was EUR 79 million (EUR 48 million). Profit before tax was EUR 321 million (loss of EUR 469 million). Profit was EUR 322 million (loss of EUR 913 million), based on a profit of EUR 529 million (loss of EUR 559 million) attributable to equity holders of the parent and a loss of EUR 207 million (loss of EUR 354 million) attributable to non-controlling interests. Earnings per share increased to EUR 0.14 (basic) and to EUR 0.14 (diluted), compared with EUR -0.15 (basic) and EUR -0.15 (diluted) in the third quarter of 2009.

NOKIA IN JANUARY – SEPTEMBER 2010

(The following discussion is of Nokia’s reported results. Comparisons are given to the January-September 2009 results, unless otherwise indicated.)

Nokia’s net sales increased 3% to EUR 29 795 million (EUR 28 996 million). Net sales of Devices & Services increased 5% to EUR 20 635 million (EUR 19 674 million). Net sales of NAVTEQ increased 56% to EUR 693 million (EUR 445 million). Net sales of Nokia Siemens Networks decreased 3% to EUR 8 700 million (EUR 8 949 million).

Operating profit increased to EUR 1 186 million (EUR 56 million), representing an operating margin of 4.0% (0.2%). Operating profit in Devices & Services increased 9% to EUR 2 281 million (EUR 2 095 million), representing an operating margin of 11.1% (10.6%). Operating loss in NAVTEQ was EUR 206 million (loss of EUR 228 million), representing an operating margin of -29.7% (-64.7%). Operating loss in Nokia Siemens Networks was EUR 687 million (loss of EUR 1 656 million), representing an operating margin of -7.9% (-18.5%). Corporate Common Functions expense totaled EUR 71 million (EUR 95 million).

In the period from January to September 2010, net financial expense was EUR 220 million (net financial expense EUR 186 million). Profit before tax was EUR 953 million (loss of EUR 101 million). Profit was EUR 601 million (loss of EUR 622 million), based on a profit of EUR 1 105 million (loss of EUR 57 million) attributable to equity holders of the parent and a loss of EUR 504 million (loss of EUR 565 million) attributable to non-controlling interests. Earnings per share increased to EUR 0.30 (basic) and EUR 0.30 (diluted), compared with EUR -0.02 (basic) and EUR -0.02 (diluted) in January-September 2009.

PERSONNEL

The average number of employees during the period from January to September 2010 was 128 237, of which the average number of employees at Nokia Siemens Networks was 65 099. At September 30, 2010, Nokia employed a total of 131 553 people (123 347 people at September 30, 2009), of which 66 090 were employed by Nokia Siemens Networks (63 943 people at September 30, 2009).

SHARES

The total number of Nokia shares at September 30, 2010 was 3 744 956 052. At September 30, 2010, Nokia and its subsidiary companies owned 36 032 347 Nokia shares, representing approximately 1.0 % of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	7-9/2010	7-9/2009	7-9/2010	7-9/2009

Net sales	10,270	9,810	10,271	9,810
Cost of sales	-7,329	-6,749	-7,298	-6,733

Gross profit	2,941	3,061	2,973	3,077
Research and development expenses	-1,407	-1,386	-1,267	-1,257
Selling and marketing expenses	-921	-920	-816	-822
Administrative and general expenses	-259	-267	-245	-251
Impairment of goodwill	—	-908	—	—
Other income	131	40	59	40
Other expenses	-82	-46	-70	-46

Operating profit/loss	403	-426	634	741
Share of results of associated companies	-3	5	-3	5
Financial income and expenses	-79	-48	-79	-48

Profit/loss before tax	321	-469	552	698
Tax	1	-444	-172	-96

Profit/Loss	322	-913	380	602

Profit/loss attributable to equity holders of the parent	529	-559	510	634
Loss attributable to non-controlling interests	-207	-354	-130	-32
	322	-913	380	602

Earnings per share, EUR
(for profit/loss attributable to the equity holders of the parent)
Basic	0.14	-0.15	0.14	0.17
Diluted	0.14	-0.15	0.14	0.17

Average number of shares (1 000 shares)
Basic	3,708,888	3,707,535	3,708,888	3,707,535
Diluted	3,711,833	3,714,202	3,711,833	3,714,202

Depreciation and amortization, total	441	428	197	198

Share-based compensation expense, total	14	15	14	15

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-9/2010	1-9/2009	1-9/2010	1-9/2009

Net sales	29,795	28,996	29,798	28,999
Cost of sales	-20,705	-19,805	-20,535	-19,691

Gross profit	9,090	9,191	9,263	9,308
Research and development expenses	-4,323	-4,344	-3,885	-3,941
Selling and marketing expenses	-2,860	-2,885	-2,538	-2,575
Administrative and general expenses	-805	-851	-747	-764
Impairment of goodwill	—	-908	—	—
Other income	269	239	168	171
Other expenses	-185	-386	-147	-169

Operating profit	1,186	56	2,114	2,030
Share of results of associated companies	-13	29	-13	29
Financial income and expenses	-220	-186	-220	-186

Profit/loss before tax	953	-101	1,881	1,873
Tax	-352	-521	-641	-417

Profit/loss	601	-622	1,240	1,456

Profit/loss attributable to equity holders of the parent	1,105	-57	1,445	1,543
Loss attributable to non-controlling interests	-504	-565	-205	-87
	601	-622	1240	1456

Earnings per share, EUR
(for profit/loss attributable to the equity holders of the parent)
Basic	0.30	-0.02	0.39	0.42
Diluted	0.30	-0.02	0.39	0.41

Average number of shares (1 000 shares)
Basic	3,708,730	3,704,106	3,708,730	3,704,106
Diluted	3,712,467	3,721,107	3,712,467	3,721,107

Depreciation and amortization, total	1,341	1,333	610	618

Share-based compensation expense, total	33	-1	33	-1

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	7-9/2010	Y-o-Y change, %	7-9/2009	1-12/2009

Europe	3,374	-5	3,558	14,790
Middle-East & Africa	1,269	-6	1,357	5,605
Greater China	1,974	14	1,736	6,429
Asia-Pacific	2,228	9	2,040	8,967
North America	502	28	392	2,061
Latin America	923	27	727	3,132

Total	10,270	5	9,810	40,984

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.09.10	Y-o-Y change, %	30.09.09	31.12.09

Europe	55,783	-5	58,814	57,490
Middle-East & Africa	4,621	12	4,140	4,172
Greater China	19,993	33	15,059	15,774
Asia-Pacific	28,182	21	23,370	24,382
North America	8,206	3	7,936	7,911
Latin America	14,768	5	14,028	13,824

Total	131,553	7	123,347	123,553

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 7-9/2010	Special items & PPA 7-9/2010	Non-IFRS 7-9/2010	Reported 7- 9/2009	Special items & PPA 7-9/2009	Non-IFRS 7-9/2009

Net sales (1)	7,173	1	7,174	6,915	—	6,915
Cost of sales	-5,092	—	-5,092	-4,778	—	-4,778

Gross profit	2,081	1	2,082	2,137	—	2,137
% of net sales	29.0		29.0	30.9		30.9

Research and development expenses (2)	-708	2	-706	-703	2	-701
% of net sales	9.9		9.8	10.2		10.1

Selling and marketing expenses (3)	-536	1	-535	-552	—	-552
% of net sales	7.5		7.5	8.0		8.0

Administrative and general expenses	-95	—	-95	-105	—	-105
% of net sales	1.3		1.3	1.5		1.5

Other income and expenses (4)	65	-61	4	8	—	8

Operating profit	807	-57	750	785	2	787
% of net sales	11.3		10.5	11.4		11.4

(1) Deferred revenue related to acquisitions of EUR 1 million in Q3/10.

(2) Amortization of acquired intangible assets of EUR 2 million in Q3/10 and EUR 2 million in Q3/09.

(3) Amortization of acquired intangible assets of EUR 1 million in Q3/10.

(4) Refund of customs duties of EUR 61 million in Q3/10.

NAVTEQ, EUR million

(unaudited)

	Reported 7-9/2010	Special items & PPA 7-9/2010	Non-IFRS 7-9/2010	Reported 7-9/2009	Special items & PPA 7-9/2009	Non-IFRS 7-9/2009

Net sales	252	—	252	166	—	166
Cost of sales	-39	—	-39	-20	—	-20

Gross profit	213	—	213	146	—	146
% of net sales	84.5		84.5	88.0		88.0

Research and development expenses (1)	-188	92	-96	-152	83	-69
% of net sales	74.6		38.1	91.6		41.6

Selling and marketing expenses (2)	-58	30	-28	-49	28	-21
% of net sales	23.0		11.1	29.5		12.7

Administrative and general expenses	-17	—	-17	-13	—	-13
% of net sales	6.7		6.7	7.8		7.8

Other income and expenses	2	—	2	—	—	—

Operating profit/loss	-48	122	74	-68	111	43
% of net sales	-19.0		29.4	-41.0		25.9

(1) Amortization of acquired intangibles of EUR 92 million in Q3/10 and EUR 83 million in Q3/09.

(2) Amortization of acquired intangibles of EUR 30 million in Q3/10 and EUR 28 million in Q3/09.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 7-9/2010	Special items & PPA 7-9/2010	Non- IFRS 7- 9/2010	Reported 7-9/2009	Special items & PPA 7-9/2009	Non-IFRS 7-9/2009

Net sales	2,943	—	2,943	2,760	—	2,760
Cost of sales (1)	-2,241	31	-2,210	-1,982	16	-1,966

Gross profit	702	31	733	778	16	794
% of net sales	23.9		24.9	28.2		28.8

Research and development expenses (2)	-511	46	-465	-531	44	-487
% of net sales	17.4		15.8	19.2		17.6

Selling and marketing expenses (3)	-325	74	-251	-318	70	-248
% of net sales	11.0		8.5	11.5		9.0

Administrative and general expenses (4)	-130	14	-116	-128	16	-112
% of net sales	4.4		3.9	4.6		4.1

Other income and expenses (5)	-18	1	-17	-908	908	—

Operating profit/loss	-282	166	-116	-1,107	1,054	-53
% of net sales	-9.6		-3.9	-40.1		-1.9

(1) Restructuring charges of EUR 31 million in Q3/10 and of EUR 16 million in Q3/09.

(2) Restructuring charges of EUR 1 million and amortization of acquired intangibles of EUR 45 million in Q3/10.

Reversal of restructuring charges of EUR 1 million and amortization of acquire intangibles or EUR 45 million in Q3/09.

(3) Restructuring charges of EUR 2 million and amortization of acquired intangibles of EUR 72 million in Q3/10.

Reversal of restructuring charges of EUR 2 million and amortization of acquired intangibles of EUR 72 million in Q3/09.

(4) Restructuring charges of EUR 14 million in Q3/10 and EUR 16 million in Q3/09.

(5) Restructuring charges of EUR 1 million in Q3/10. Impairment of goodwill of EUR 908 million in Q3/09.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 7-9/2010	Special items & PPA 7-9/2010	Non- IFRS 7- 9/2010	Reported 7-9/2009	Special items & PPA 7-9/2009	Non-IFRS 7-9/2009

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	—	—	—

Selling and marketing expenses	-1	—	-1	-1	—	-1

Administrative and general expenses	-17	—	-17	-21	—	-21

Other income and expenses	—	—	—	-14	—	-14

Operating profit/loss	-18	—	-18	-36	—	-36

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

NOKIA GROUP

	Reported 7-9/2010	Special items & PPA 7-9/2010	Non-IFRS 7-9/2010	Reported 7-9/2009	Special items & PPA 7- 9/2009	Non-IFRS 7-9/2009

Net sales (1)	10,270	1	10,271	9,810	—	9,810
Cost of sales (2)	-7,329	31	-7,298	-6,749	16	-6,733

Gross profit	2,941	32	2,973	3,061	16	3,077
% of net sales	28.6		28.9	31.2		31.4

Research and development expenses (3)	-1,407	140	-1,267	-1,386	129	-1,257
% of net sales	13.7		12.3	14.1		12.8

Selling and marketing expenses (4)	-921	105	-816	-920	98	-822
% of net sales	9.0		7.9	9.4		8.4

Administrative and general expenses (5)	-259	14	-245	-267	16	-251
% of net sales	2.5		2.4	2.7		2.6

Other income and expenses (6)	49	-60	-11	-914	908	-6

Operating profit/loss	403	231	634	-426	1,167	741
% of net sales	3.9		6.2	-4.3		7.6

Share of results of associated companies	-3		-3	5		5
Financial income and expenses	-79		-79	-48		-48

Profit/loss before tax	321	231	552	-469	1,167	698
Tax	1	-173	-172	-444	348	-96

Profit/loss	322	58	380	-913	1,515	602

Profit/loss attributable to equity holders of the parent	529	-19	510	-559	1,193	634
Profit/loss attributable to non-controlling interests	-207	77	-130	-354	322	-32
	322	58	380	-913	1,515	602

Earnings per share, EUR
(for profit/loss attributable to the equity holders of the parent)
Basic	0.14		0.14	-0.15	0.32	0.17
Diluted	0.14		0.14	-0.15	0.32	0.17

Average number of shares
(1 000 shares)
Basic	3,708,888		3,708,888	3,707,535		3,707,535
Diluted	3,711,833		3,711,833	3,714,202		3,714,202

Depreciation and amortization, total	441	-244	197	428	-230	198

Share-based compensation expense, total	14	—	14	15	—	15

(1) Deferred revenue related to acquisitions of EUR 1 million in Q3/10.

(2) Restructuring charges of EUR 31 million in Q3/10 and EUR 16 million in Q3/09.

(3) Restructuring charges of EUR 1 million and amortization of acquired intangible assets of EUR 139 million in Q3/10.

Reversal of restructuring charges of EUR 1 million and amortization of acquired intangible assets of EUR 130 million in Q3/09.

(4) Restructuring charges of EUR 3 million and amortization of acquired intangible assets of EUR 102 million in Q3/10.

Reversal of restructuring charges of EUR 2 million and amortization of acquired intangible assets of EUR 100 million in Q3/09.

(5) Restructuring charges of EUR 14 million in Q3/10 and EUR 16 million in Q3/09.

(6) Restructuring charges of EUR 1 million and refund of customs duties of EUR 61 million in Q3/10.

Impairment of goodwill of EUR 908 million in Q3/09.

CONSOLIDATED INCOME STATEMENT, IFRS, EUR million

(unaudited)

	7-9/2010	7-9/2009	1-9/2010	1-9/2009	1-12/2009

Net sales	10,270	9,810	29,795	28,996	40,984
Cost of sales	-7,329	-6,749	-20,705	-19,805	-27,720

Gross profit	2,941	3,061	9,090	9,191	13,264
Research and development expenses	-1,407	-1,386	-4,323	-4,344	-5,909
Selling and marketing expenses	-921	-920	-2,860	-2,885	-3,933
Administrative and general expenses	-259	-267	-805	-851	-1,145
Impairment of goodwill	—	-908	—	-908	-908
Other income	131	40	269	239	338
Other expenses	-82	-46	-185	-386	-510

Operating profit/loss	403	-426	1,186	56	1,197
Share of results of associated companies	-3	5	-13	29	30
Financial income and expenses	-79	-48	-220	-186	-265

Profit/loss before tax	321	-469	953	-101	962
Tax	1	-444	-352	-521	-702

Profit/loss	322	-913	601	-622	260

Profit/loss attributable to equity holders of the parent	529	-559	1,105	-57	891
Loss attributable to non-controlling interests	-207	-354	-504	-565	-631

	322	-913	601	-622	260

Earnings per share, EUR (for profit/loss attributable to the equity holders of the parent)
Basic	0.14	-0.15	0.30	-0.02	0.24
Diluted	0.14	-0.15	0.30	-0.02	0.24

Average number of shares (1 000 shares)
Basic	3,708,888	3,707,535	3,708,730	3,704,106	3,705,116
Diluted	3,711,833	3,714,202	3,712,467	3,721,107	3,721,072

Depreciation and amortization, total	441	428	1,341	1,333	1,784

Share-based compensation expense, total	14	15	33	-1	13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

	7-9/2010	7-9/2009	1-9/2010	1-9/2009	1-12/2009

Profit/loss	322	-913	601	-622	260

Other comprehensive income
Translation differences	-836	-405	1,141	-566	-563
Net investment hedge gains/losses	138	74	-368	108	114
Cash flow hedges	103	398	-224	110	25
Available-for-sale investments	-28	9	12	-3	48
Other increase/decrease, net	118	—	88	-12	-7
Income tax related to components of other comprehensive income	-39	-128	128	-68	-44

Other comprehensive income, net of tax	-544	-52	777	-431	-427

Total comprehensive income/expense	-222	-965	1,378	-1,053	-167

Total comprehensive income/expense attributable to equity holders of the parent	-32	-644	1,890	-532	429
non-controlling interests	-190	-321	-512	-521	-596
	-222	-965	1,378	-1,053	-167

NET SALES BY REPORTABLE SEGMENT, EUR million

(unaudited)

	7-9/2010	7-9/2009	1-9/2010	1-9/2009	1-12/2009

Devices & Services	7,173	6,915	20,635	19,674	27,853
NAVTEQ	252	166	693	445	670
Nokia Siemens Networks	2,943	2,760	8,700	8,949	12,574
Inter-segment eliminations	-98	-31	-233	-72	-113
Nokia Group	10,270	9,810	29,795	28,996	40,984

OPERATING PROFIT BY REPORTABLE SEGMENT, EUR million

(unaudited)

	7-9/2010	7-9/2009	1-9/2010	1-9/2009	1-12/2009

Devices & Services	807	785	2,281	2,095	3,314
NAVTEQ	-48	-68	-206	-288	-344
Nokia Siemens Networks	-282	-1,107	-687	-1,656	-1,639
Group common functions	-18	-36	-71	-95	-134
Eliminations (1)	-56	—	-131	—	—
Nokia Group	403	-426	1,186	56	1,197

(1) Elimination of profits recorded in NAVTEQ that are deferred in Devices & Services related to the Ovi Maps service sold in combination with Nokia’s GPS enabled smartphones.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

	30.09.2010	30.09.2009	31.12.2009
ASSETS
Non-current assets
Capitalized development costs	60	174	143
Goodwill	5,561	5,189	5,171
Other intangible assets	2,191	3,013	2,762
Property, plant and equipment	1,934	1,930	1,867
Investments in associated companies	125	71	69
Available-for-sale investments	590	495	554
Deferred tax assets	1,566	1,581	1,507
Long-term loans receivable	76	34	46
Other non-current assets	6	8	6
	12,109	12,495	12,125
Current assets
Inventories	2,593	2,034	1,865
Accounts receivable	7,117	8,263	7,981
Prepaid expenses and accrued income	4,745	4,676	4,551
Current portion of long-term loans receivable	29	13	14
Other financial assets	428	461	329
Investments at fair value through profit and loss, liquid assets	1,058	688	580
Available-for-sale investments, liquid assets	3,720	1,770	2,367
Available-for-sale investments, cash equivalents	3,622	3,520	4,784
Bank and cash	1,835	1,454	1,142
	25,147	22,879	23,613
Total assets	37,256	35,374	35,738

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	299	274	279
Treasury shares	-667	-694	-681
Translation differences	684	-134	-127
Fair value and other reserves	-45	72	69
Reserve for invested non-restricted equity	3,163	3,176	3,170
Retained earnings	9,842	9,175	10,132
	13,522	12,115	13,088
Non-controlling interests	1,587	1,762	1,661
Total equity	15,109	13,877	14,749

Non-current liabilities
Long-term interest-bearing liabilities	4,304	4,447	4,432
Deferred tax liabilities	1,096	1,365	1,303
Other long-term liabilities	95	64	66
	5,495	5,876	5,801
Current liabilities
Current portion of long-term loans	14	14	44
Short-term borrowing	1,542	838	727
Other financial liabilities	295	139	245
Accounts payable	5,703	5,066	4,950
Accrued expenses	6,634	6,567	6,504
Provisions	2,464	2,997	2,718
	16,652	15,621	15,188
Total shareholders’ equity and liabilities	37,256	35,374	35,738
Interest-bearing liabilities	5,860	5,299	5,203
Shareholders’ equity per share, EUR	3.65	3.27	3.53
Number of shares (1 000 shares) (1)	3,708,924	3,707,576	3,708,262

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	1-9/2010	1-9/2009	1-12/2009
Cash flow from operating activities
Profit/loss attributable to equity holders of the parent	1,105	-57	891
Adjustments, total	1,552	2,603	3,390
Change in net working capital	1,162	587	140
Cash generated from operations	3,819	3,133	4,421
Interest received	82	93	125
Interest paid	-164	-177	-256
Other financial income and expenses, net	-628	-513	-128
Income taxes paid	-771	-824	-915
Net cash from operating activities	2,338	1,712	3,247

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-96	-25	-29
Purchase of current available-for-sale investments, liquid assets	-6,536	-1,198	-2,800
Purchase of investments at fair value through profit and loss, liquid assets	-418	-695	-695
Purchase of non-current available-for-sale investments	-89	-61	-95
Purchase of shares in associated companies	-32	-27	-30
Additions to capitalized development costs	—	-26	-27
Proceeds from (+) / payment of (-) other long-term loans receivable	1	—	2
Proceeds from (+) / payment of (-) short-term loans receivable	-1	1	2
Capital expenditures	-467	-384	-531
Proceeds from disposal of group companies, net of disposed cash	-17	—	—
Proceeds from disposal of shares in associated companies	5	39	40
Proceeds from disposal of businesses	—	62	61
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	5,194	690	1,730
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	—	—	108
Proceeds from sale of non-current available-for-sale investments	83	10	14
Proceeds from sale of fixed assets	21	18	100
Dividends received	1	2	2
Net cash used in investing activities	-2,351	-1,594	-2,148

Cash flow from financing activities
Purchase of treasury shares	1	—	—
Proceeds from long-term borrowings	98	3,899	3,901
Repayment of long-term borrowings	-4	-210	-209
Proceeds from (+) / payment of (-) short-term borrowings	750	-2,829	-2,842
Dividends paid	-1,524	-1,520	-1,546
Net cash used in financing activities	-679	-660	-696

Foreign exchange adjustment	223	-32	-25
Net increase (+) / decrease (-) in cash and cash equivalents	-469	-574	378
Cash and cash equivalents at beginning of period	5,926	5,548	5,548
Cash and cash equivalents at end of period	5,457	4,974	5,926

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority	Non- controlling interest	Total equity
Balance at December 31, 2008	246	442	-1,881	341	62	3,306	11,692	14,208	2,302	16,510
Translation differences				-560				-560	-16	-576
Net investment hedge gains, net of tax				85				85		85
Cash flow hedges, net of tax					17			17	71	88
Available-for-sale investments, net of tax					-7			-7	-8	-15
Other decrease, net							-10	-10	-3	-13
Profit							-57	-57	-565	-622
Total comprehensive income	—	—	—	-475	10	—	-67	-532	-521	-1,053
Stock options exercised related to acquisitions		1						1		1
Share-based compensation		-1						-1		-1
Excess tax benefit on share-based compensation		-13						-13	-1	-14
Settlement of performance and restricted shares		-155	217			-130		-68		-68
Reissuance of treasury shares			1					1		1
Cancellation of treasury shares			969				-969	—		—
Dividend							-1,481	-1,481	-18	-1,499
Total of other equity movements	—	-168	1,187	—	—	-130	-2,450	-1,561	-19	-1,580
Balance at September 30, 2009	246	274	-694	-134	72	3,176	9,175	12,115	1,762	13,877

Balance at December 31, 2009	246	279	-681	-127	69	3,170	10,132	13,088	1,661	14,749
Translation differences				1,083				1,083	54	1,137
Net investment hedge losses, net of tax				-272				-272		-272
Cash flow hedges, net of tax					-123			-123	-63	-186
Available-for-sale investments, net of tax					9			9		9
Other increase, net							88	88		88
Profit							1,105	1,105	-503	602
Total comprehensive income	—	—	—	811	-114	—	1,193	1,890	-512	1,378
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		31						31		31
Excess tax benefit on share-based compensation		-1						-1		-1
Settlement of performance and restricted shares		-9	13			-7		-3		-3
Reissuance of treasury shares			1					1		1
Conversion of debt to equity								—	500	500
Dividend							-1,483	-1,483	-61	-1,544
Acquisitions and other change in non-controlling interests									-1	-1
Total of other equity movements	—	20	14	—	—	-7	-1,483	-1,456	438	-1,018
Balance at September 30, 2010	246	299	-667	684	-45	3,163	9,842	13,522	1,587	15,109

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.09.2010	30.09.2009	31.12.2009

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	3	10	13

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—	—
Other guarantees	1,367	2,581	1,350

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	—	1	—
Other guarantees	22	3	3

Leasing obligations	1,084	1,263	1,222

Financing commitments
Customer finance commitments	72	35	99
Venture fund commitments	268	324	293

1 EUR = 1.365 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2009.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — October 21, 2010

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to publish its fourth quarter 2010 results on January 27, 2011.

•                  Nokia plans to publish its other quarterly results in 2011 on the following dates: Q1 on April 21, Q2 on July 21 and Q3 on October 20, 2011.

•                  Nokia plans to publish its annual report, Nokia in 2010, in week 13 of 2011.

•                  Nokia’s Annual General Meeting is scheduled to be held on May 3, 2011.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel